UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 12)*

                     Advanced Medical, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                           00754C 10 1
                         (CUSIP Number)

                    Keith L. Schaitkin, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

      (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                        February 3, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 4 Pages
                  List of Exhibits is on Page 3

                 SCHEDULE 13D - AMENDMENT NO. 12

          This statement ("Statement") constitutes Amendment No. 12 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on April 7, 1989 (the "Original Filing"), as amended by (i) Amendment No. 1 (the "First Amendment") filed with the Commission on June 5, 1989; (ii) Amendment No. 2 (the "Second Amendment") filed with the Commission on May 18, 1990; (iii) Amendment No. 3 (the "Third Amendment") filed with the Commission on March 1, 1991; (iv) Amendment No. 4 (the "Fourth Amendment") filed with the Commission on April 12, 1991; (v) Amendment No. 5 (the "Fifth Amendment") filed with the Commission on November 27, 1991; (vi) Amendment No. 6 (the "Sixth Amendment") filed with the Commission on April 12, 1993;
(vii) Amendment No. 7 (the "Seventh Amendment") filed with the Commission on January 4, 1994; (viii) Amendment No. 8 (the "Eighth Amendment") filed with the Commission on June 29, 1994; (ix) Amendment No. 9 (the "Ninth Amendment") filed with the Commission on August 19, 1994; (x) Amendment No. 10 filed with the Commission on September 14, 1994 (the "Tenth Amendment"); and (xi) Amendment No. 11 filed with the Commission on October 26, 1994 (the "Eleventh Amendment") concerning the common stock, par value $.01 per share ("Common Stock"), of Advanced Medical, Inc., a Delaware corporation (the "Issuer"). The Original Filing, the First Amendment, the Second Amendment and the Third Amendment were filed on behalf of Jeffry M. Picower, April C. Freilich and Decisions Incorporated, a Delaware corporation ("Decisions"). The Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment, the Eighth Amendment the Ninth Amendment, the Tenth Amendment and the Eleventh Amendment were, and this Statement is, filed on behalf of Mr. Picower, Ms. Freilich, Decisions and JA Special Limited Partnership, a Delaware limited partnership ("JA Special", and collectively with Mr. Picower, Ms. Freilich and Decisions, "Registrants").

          This Statement hereby amends the Items identified below, or the particular paragraphs of such Items which are identified below, to reflect the execution of a letter agreement between Mr. Picower and the Issuer.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships With Respect to
          Securities of the Issuer

          Item 6 is hereby amended to add the following:

          On February 3, 1995, the Issuer and Decisions entered into an agreement which modifies and supplements certains terms related to the promissory notes dated January 4, 1994 and August 12, 1994, which were issued by the Issuer to Decisions (filed as Exhibit 18 to the Seventh Amendment and as Exhibit 20 to the Ninth Amendment, respectively).

Item 7.  Material to be Filed as Exhibits

Exhibit 25     Modification Agreement dated February   At
Page                 3, 1995, by and between
               Advanced Medical, Inc. and
               Decisions Incorporated

                           SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 1995



                              /s/  Jeffry M. Picower
                                  Jeffry M. Picower



                              /s/  April C. Freilich
                                  April C. Freilich


                              DECISIONS INCORPORATED



                              By: /s/ April C. Freilich
                                  April C. Freilich
                                   President


                              JA SPECIAL LIMITED PARTNERSHIP


                              By:  Decisions Incorporated
                               General Partner



                              By: /s/ April C. Freilich
                                  April C. Freilich
                                   President